Filed Pursuant to Rule 433

Registration No. 333-202290-01

Free Writing Prospectus Dated May 8, 2017

Pricing Term Sheet

PPL ELECTRIC UTILITIES CORPORATION

$475,000,000

FIRST MORTGAGE BONDS, 3.950% SERIES DUE 2047

Issuer:	PPL Electric Utilities Corporation

Title:	3.950% First Mortgage Bonds due 2047

Issuance Format:	SEC Registered

Principal Amount:	$475,000,000

Trade Date:	May 8, 2017

Settlement Date:	May 11, 2017 (T+3)

Stated Maturity Date:	June 1, 2047

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2017 (long first coupon)

Annual Interest Rate:	3.950%

Price to Public:	98.990% of the principal amount

Benchmark Treasury:	2.875% due November 15, 2046

Benchmark Treasury Yield:	3.028%

Spread to Benchmark Treasury:	+98 basis points

Yield to Maturity:	4.008%

Optional Redemption:	Prior to December 1, 2046 (the “Par Call Date”), the bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds being redeemed that would be due if the Stated Maturity Date of such bonds were the Par Call Date (not including any portion of any payments of interest accrued to, but not including, the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus, in either case, accrued and unpaid interest to the Redemption Date. On or after the Par Call Date, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

CUSIP / ISIN:	69351U AU7 / US69351UAU79

Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	BNP Paribas Securities Corp. CIBC World Markets Corp. UBS Securities LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146; Mizuho Securities USA LLC at 1-866-271-7403; RBC Capital Markets, LLC at 1-866-375-6829; and SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.